Exhibit 2

November 2, 2018

Members of the Board of Directors

Sonoma Pharmaceuticals, Inc.

1129 N. McDowell Blvd.

Petaluma, CA 94954

Dear Board Members:

As you know, Montreux Equity Partners V, L.P. (“Montreux”) is the largest institutional shareholder of Sonoma Pharmaceuticals, Inc. (“SNOA” or the “Company”), with a beneficial ownership percentage of approximately 8.8% and is a long-term investor in the Company. We are writing to you to raise serious concerns regarding certain actions of the Company and its Board of Directors (the “Board”), and to propose ways in which the Company and the Board can address these concerns.

We invested in SNOA because we believe in the Company’s products and their market potential, and that there exist opportunities readily within the control of the Board to substantially increase shareholder value. However, despite the more than 45% share price decline since the end of the second quarter of 2018, the Board has not yet taken the necessary steps to help unlock this shareholder value,  In fact, the Board instead appears determined to follow a path that we believe will further destroy shareholder value.

For the reasons detailed below, we propose that the following actions be taken:

1.              Sharon Barbari, Jay Birnbaum and Jerry McLaughlin should immediately resign as members of the Board and be replaced by new independent directors that will focus on maximizing shareholder value as opposed to entrenchment.

2.              The Company should immediately reduce Board compensation to reflect a more customary amount for a company of this size.

3.              The Company should immediately eliminate its unreasonable takeover defenses, including, without limitation, its poison pill rights plan, its staggered board election policy, its prohibition on shareholders calling special meetings and its requirement that two-thirds of voting shares outstanding be required to approve any amendment to the Bylaws and certain amendments to its Certificate of Incorporation.

4.              The Company should pursue appropriate strategic alternatives, including the sale of the Company (instead of the highly dilutive equity financing currently contemplated).

Prospects

We invested in the Company because we were convinced about its prospects. We continue to believe that the Company has a strong portfolio of hypochlorous acid (HOCl) based products, substantial intellectual property, and attractive growth prospects.

In spite of our optimism for the potential of the business, we are very concerned about issues that we believe have, and we believe could continue to, depress shareholder value and undermine management’s ability to realize the Company’s full potential.  We believe that the sales strategies and tactics adopted by the Company do not adequately exploit the significant market potential of the Company’s products.  The Company’s depressed gross margins and its profitability profile also pose serious challenges to shareholder value.

Issue One: Replace Certain Directors

The Company continues to trade at a very low absolute and relative valuation. We think this is in part the result of numerous missteps by the Board, including the Board’s approach to raising capital for the Company and its failure to attract interest from an appropriate institutional shareholder base. We believe that the Board is falling short in its oversight role and is failing to add value in the quest for much improved shareholder value.

We believe that each of Ms. Barbari and Messrs. Birnbaum and McLaughlin have contributed to the Company’s failed approach and therefore should immediately resign from the Board.

They should be replaced with new independent directors, with industry experience, who are focused on fulfilling their fiduciary duties to the Company, including maximizing shareholder value. We remain at your disposal to discuss potential candidates who we believe can help improve the Company’s performance.

Issue Two: Director Compensation

Despite the Company’s poor performance and declining share price, the Board continues to receive compensation benefits that we believe are excessive and not customary for a company of this size. In particular, pursuant to the Company’s non-employee director compensation program, all elective and automatic stock grants are subject to a 40% tax gross up granted as an additional cash payment to each non-executive member of the Board. Such a gross up is unusual for a public company and excessive in light of the size of the Company and its subpar performance for its shareholders.

We believe that the Board should immediately eliminate this gross-up policy.

Issue Three: Takeover Defenses Should Be Dismantled

We believe the Board has taken extraordinary steps to entrench itself at the expense of the shareholders. The Board has adopted and implemented multiple takeover defenses, including, a poison pill rights plan, a staggered board election policy, a prohibition on shareholders calling special meetings and requiring two-thirds of outstanding voting shares to approve amendments to the Company’s bylaws and certain provisions of its certificate of incorporation.

The combination of these defensive measures supports entrenchment of directors and management and shields them from accountability to shareholders. Dismantling the Company’s takeover defenses would improve the responsiveness of Board members and management to shareholders and hold them accountable for poor decision-making.

The Company should immediately: (i) redeem and terminate its poison pill plan to allow shareholders to make investments in the Company without regard to volume limitations, (ii) provide that each director serves a one-year term and must stand for reelection every year, (iii) allow shareholders to call special meetings so that the shareholders can ensure their voices are heard and (iv) eliminate the two-thirds of the outstanding voting shares requirement to approve amendments to the Company’s bylaws and certain provisions of its certificate of incorporation so as to allow for majority rule at the shareholder level.

These fixes to the Company’s corporate governance policies and practices will help to restore confidence in the Board and serve as a means to further protect shareholder value.

Issue Four: Strategic Alternatives

It has become apparent over the last few months that the Board is more concerned about enriching itself and management, rather than effectively addressing the alarming destruction of shareholder value that has occurred.  At the most recent Company shareholder meeting, the number of authorized shares of the Company was increased from 12,000,000 shares to a total of 24,000,000 shares, at the recommendation of the Board. In addition to allowing the Board to continue to grant its members and management additional shares as compensation, the increase in authorized shares also allows the Company to continue on the path of dilutive retail financings, which further destroy the value of shares held by the non-insider shareholders.

We believe that the continued decline in the Company’s share price is in part the result of the Board’s misguided approach to raising capital for the Company, which has focused on retail rather than institutional shareholders.  This situation is materially exacerbated by the recent Form S-1 filing by the Company, which we believe is likely to result in a highly dilutive and damaging capital raise, to the detriment of the Company’s existing shareholders. It appears to us that the Company is offering warrants, and creating a preferred stock with an equity ownership cap, in order to attract the necessary interest.  We believe that such a capital raise is not in the best interests of the Company’s shareholders, and that the Board would be breaching its fiduciary duties to the shareholders by pursuing this strategy.

As the market capitalization of the Company is now around $8 million, rather than embarking on another massively dilutive financing, as appears to be the case, we believe that the Board’s fiduciary duties require it to pursue more appropriate strategic alternatives. These alternatives should include a sale of the Company, which is more likely to result in increased value for the Company’s shareholders than a highly dilutive capital raise.

We urge the Board to take immediate steps to improve the Company’s performance and to protect the investment that we and other shareholders have made in the Company.  We believe those steps should include the recommendations we have outlined above.  The shareholders cannot afford to wait any longer for the Board to act — the time is now.

It is important that we meet with the full Board within the next two weeks to discuss our concerns. Please let us know your availability for a meeting as soon as possible.

Best regards,

/s/ Daniel K. Turner III
Daniel K. Turner III
Managing Director